SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EARNINGS RESULTS 2Q24

Videoconference

August 9, Friday

10:00 a.m. (New York) / 11:00 a.m. (Brasília)

Simultaneously translation

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ri.sabesp.com.br/en/

anos

Earnings
Results 2Q24

Page 2

Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor Relations Officer

Luiz Roberto Tiberio
Head of Investor Relations

SABESP announces 2Q24 results

São Paulo, August 8, 2024 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world, announces today its **second quarter of 2024 results.** The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the results of the controlling company and same period of 2023.

SBSP3: R$ 92.65 /share
SBS: US$ 16.32 (ADR=1 share)
Total shares: 683.509.869
Market value: R$ 63.33 billion
Closing quote: 08/08/2024

SBSP B3 LISTED NM | SBS LISTED NYSE

R$ Million
Revenue from sanitation services*
5,192.3
5,932.9
14.3%
Net operating revenue
6,154.5
6,749.4
9.7%
Costs, adm. & selling expenses
3,909.4
3,302.4
15.5%
Adjusted EBITDA**
2,192.4
2,970.5
35.5%
Net income
743.7
1,209.4
62.6%
2Q23
2Q24

(*) Does not include construction revenue
(**) Excluding the effects of the agreement with IDP / construction margin / AAPS

Earnings Results 2Q24

Highlights

Adjusted EBITDA(*) totaled R$ 2,970.5 million in 2Q24, up by R$ 778.1 million (+35.5%) over the R$ 2,192.4 million reported in 2Q23. Consequently, the adjusted EBITDA margin reached 54.2% compared to 44.8%.

Net income came to R$ 1,209.4 million in 2Q24, up by R$ 465.7 million (+62.6%) over the R$ 743.7 million recorded in 2Q23.

Revenue from sanitation services

Increase of R$ 740.6 million (+14.3%) over 2Q23, impacted by (i) a 9.6% tariff adjustment since May 2023; (ii) a 6.4% tariff adjustment since May 2024; and (iii) a 3.2% increase in total billed volume.

R$ million

	2Q24	2Q23	Var. (R$)%
Revenues from sanitation services	5,932.9	5,192.3	740.6	14.3
Billed volume (million m3)	1,080.3	1,047.2	33.1	3.2
Average tarifs (R$/m³)	5.5	5.0	0.5	10.8

Impacts from the exchange variation

In 2Q24, the exchange variation was negative, due to the appreciation of the U.S. dollar and Yen in the period, compared to a positive variation reported in 2Q23, as a result of the depreciation, as shown below.

	2Q24	2Q23
Foreign currency debt - R$ million	2,899.4	2,475.7
Foreign currency debt as a percentage of total debt - %	13.3	13.2
U.S. dollar variation in the quarter - %	11.2	(5.1)
Yen variation in the quarter - %	4.7	(12.8)

The Company contracted derivative financial instruments (hedge) with Bank of America Merrill Lynch, Múltiplo S.A., CitiBank S.A., Itaú Unibanco Holding S.A., J.P. Morgan, and Banco Santander (Brazil) S.A., according to the Financial Risk Policy, used from April 10, 2024 to April 16, 2024, to mitigate the exchange risk, with a corresponding average cost of approximately DI+0.13% p.a. As of June 30, 2024, 12 swap transactions were in effect, with a notional value of US$ 272,009 thousand and ¥ 38,932,983 thousand to hedge the interest rate and exchange variation. The agreements are valid until December 2024.

Financial expenses related to foreign currency agreements, excluding the effects of the hedge operation, totaled R$ 246.9 million in 2Q24. Given that the hedge operations were contracted in April 2024, there was a period during which the risk of exchange rate variation was not protected, impacting R$ 104.0 million of this total. Hedge gains came to R$ 91.6 million in the period; therefore, total financial expenses, net of the hedge operation, totaled R$ 155.3 million.

(*) excluding the IDP/AAPS/Construction Margin

Earnings Results 2Q24

1.	Result for the period (Consolidated)

R$ million

		2Q24	2Q23	Var. (R$)%		1H24	1H23	Var. (R$)%
	Revenue from sanitation services	5,932.9	5,192.3	740.6	14.3	11,594.0	10,101.6	1,492.4	14.8
	COFINS and PASEP/TRCF taxes	(457.3)	(301.0)	(156.3)	51.9	(894.9)	(691.4)	(203.5)	29.4
(=)	Revenue from sanitation services, net	5,475.6	4,891.3	584.3	11.9	10,699.1	9,410.2	1,288.9	13.7
	Construction revenue	1,273.8	1,263.2	10.6	0.8	2,610.6	2,442.8	167.8	6.9
(=)	Net operating income	6,749.4	6,154.5	594.9	9.7	13,309.7	11,853.0	1,456.7	12.3
	Construction costs	(1,245.2)	(1,234.8)	(10.4)	0.8	(2,551.9)	(2,387.8)	(164.1)	6.9
	Costs and expenses	(3,302.4)	(3,909.4)	607.0	(15.5)	(6,909.8)	(7,083.2)	173.4	(2.4)
	Other operating income (expenses), net	6.8	50.5	(43.7)	(86.5)	13.9	65.1	(51.2)	(78.6)
	Equity results	7.9	10.0	(2.1)	(21.0)	16.7	16.4	0.3	1.8
(=)	Earnings before financial result, income tax, and social contribution	2,216.5	1,070.8	1,145.7	107.0	3,878.6	2,463.5	1,415.1	57.4
	Financial result	(461.9)	(14.0)	(447.9)	3,199.3	(800.1)	(273.6)	(526.5)	192.4
(=)	Earnings before income tax and social contribution	1,754.6	1,056.8	697.8	66.0	3,078.5	2,189.9	888.6	40.6
	Income tax and social contribution	(545.2)	(313.1)	(232.1)	74.1	(1,045.8)	(698.8)	(347.0)	49.7
(=)	Net income	1,209.4	743.7	465.7	62.6	2,032.7	1,491.1	541.6	36.3
	Earnings per share (R$)*	1.77	1.09			2.97	2.18

* Number of shares = 683,509,869

The net revenue from sanitation services totaled R$ 5,475.6 million in 2Q24, an increase of 11.9% over 2Q23.

Costs and expenses totaled R$ 3,302.4 million, a decrease of R$ 607.0 million (-15.5%).

The Company recorded a net income of R$ 1,209.4 million in 2Q24, compared to R$ 743.7 million in 2Q23.

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

		2Q24	2Q23	Var. (R$)%		1H24	1H23	Var. (R$)%
	Net income	1,209.4	743.7	465.7	62.6	2,032.7	1,491.1	541.6	36.3
	IDP	-	529.6	(529.6)	-	-	529.6	(529.6)	-
	Agreement with AAPS	-	-	-	-	162.4	-	162.4	-
(=)	Adjusted Net Income (excluding the IDP/AAPS)	1,209.4	1,273.3	(63.9)	(5.0)	2,195.1	2,020.7	174.4	8.6
	Income tax and social contribution	545.2	313.1	232.1	74.1	1,045.8	698.8	347.0	49.7
	Financial result	461.9	14.0	447.9	3,199.3	800.1	273.6	526.5	192.4
	Other operating income (expenses), net	(6.8)	(50.5)	43.7	(86.5)	(13.9)	(65.1)	51.2	(78.6)
	Depreciation and amortization	789.4	670.9	118.5	17.7	1,563.2	1,327.9	235.3	17.7
	Construction margin	(28.6)	(28.4)	(0.2)	0.7	(58.7)	(55.0)	(3.7)	6.7
(=)	Adjusted EBITDA (excluding the IDP/AAPS/Construction Margin)*	2,970.5	2,192.4	778.1	35.5	5,531.6	4,200.9	1,330.7	31.7
	(%) Adjusted EBITDA margin (excluding the IDP/AAPS/Construction Margin)	54.2	44.8			51.7	44.6

* The EBITDA and EBITDA margin above are not the same as those used for the purposes of covenants.

Adjusted EBITDA was R$ 2,970.5 million in 2Q24, with an adjusted EBITDA margin of 54.2% (44.8% in 2Q23).

Earnings Results 2Q24

2.	Revenue from sanitation services

The gross operating income from sanitation services, which excludes construction revenue, totaled R$ 5,932.9 million in 2Q24, an increase of R$ 740.6 million (+14.3%) over the R$ 5,192.3 million recorded in 2Q23.

The main factors that led to the increase were:

•	Tariff adjustment of 9.6% since May 2023;
•	Tariff adjustment of 6.4% since May 2024; and
•	An increase of 3.2% in the total billed volume.

Revenue from sanitation services increased by R$ 1,492.4 million (+14.8%) in 1H24, moving up from R$ 10,101.6 million to R$ 11,594.0 million, mainly due to:

•	Tariff adjustment of 9.6% since May 2023;
•	Tariff adjustment of 6.4% since May 2024; and
•	An increase of 4.5% in the total billed volume.

3.	TAX (COFINS AND PASEP/ TRCF)

The increase in expenses is mainly due to the 14.8% increase in revenue and the adjustment in tax credits that occurred in 2Q23, non-recurring, in the amount of R$ 81.6 million.

4.	construction revenue

Construction revenue increased by R$ 10.6 million, due to higher investments made.

In 1H24, construction revenue increased by R$ 167.8 million (+6.9%).

5.	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category:

WATER AND SEWAGE BILLED VOLUME[1] PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	2Q24	2Q23%		2Q24	2Q23%		2Q24	2Q23%
Residential	489.9	476.9	2.7	431.5	418.7	3.1	921.4	895.6	2.9
Commercial	47.7	47.7	-	46.3	45.5	1.8	94.0	93.2	0.9
Industrial	9.3	8.8	5.7	9.8	9.6	2.1	19.1	18.4	3.8
Public	13.3	12.1	9.9	12.1	10.9	11.0	25.4	23.0	10.4
Total retail	560.2	545.5	2.7	499.7	484.7	3.1	1,059.9	1,030.2	2.9
Wholesale[2]	12.3	11.6	6.0	5.4	5.4	-	17.7	17.0	4.1
Grand Total	572.5	557.1	2.8	505.1	490.1	3.1	1,077.6	1,047.2	2.9
Olímpia	1.3	-	-	1.4	-	-	2.7	-	-
Consolidated Grand Total	573.8	557.1	3.0	506.5	490.1	3.3	1,080.3	1,047.2	3.2

Earnings Results 2Q24

	Water			Sewage			Water + Sewage
Category	1H24	1H23	Var. %	1H24	1H23	Var. %	1H24	1H23	Var. %
Residential	988.1	948.6	4.2	868.8	831.1	4.5	1,856.9	1,779.7	4.3
Commercial	94.9	94.1	0.9	91.8	89.2	2.9	186.7	183.3	1.9
Industrial	18.2	17.4	4.6	19.3	19.0	1.6	37.5	36.4	3.0
Public	24.7	22.2	11.3	22.4	20.0	12.0	47.1	42.2	11.6
Total retail	1,125.9	1,082.3	4.0	1,002.3	959.3	4.5	2,128.2	2,041.6	4.2
Wholesale[2]	23.9	23.8	0.4	11.1	10.8	2.8	35.0	34.6	1.2
Grand Total	1,149.8	1,106.1	4.0	1,013.4	970.1	4.5	2,163.2	2,076.2	4.2
Olímpia	2.6	-	-	2.9	-	-	5.5	-	-
Consolidated Grand Total	1,152.4	1,106.1	4.2	1,016.3	970.1	4.8	2,168.7	2,076.2	4.5

1. Not reviewed by external auditors
2. Wholesale includes volumes of reuse water and non-domestic sewage

6.	Costs, administrative & selling expenses

Costs, administrative and selling expenses decreased by R$ 607.0 million in 2Q24 (-15.5%).

Costs, administrative, and selling expenses as a percentage of net revenue from sanitation services were 60.3% in 2Q24 compared to 69.1% in 2Q23.

R$ million

	2Q24	2Q23	Var. (R$)%		1H24	1H23	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	748.7	1,347.4	(598.7)	(44.4)	1,457.1	2,091.6	(634.5)	(30.3)
IDP	-	529.6	(529.6)	(100.0)	-	529.6	(529.6)	(100.0)
Salaries, payroll charges and benefits, and pension plan obligations (excluding the IDP)	748.7	817.8	(69.1)	(8.4)	1,457.1	1,562.0	(104.9)	(6.7)
General supplies	85.3	90.4	(5.1)	(5.6)	176.1	177.9	(1.8)	(1.0)
Treatment supplies	124.3	138.5	(14.2)	(10.3)	265.6	303.4	(37.8)	(12.5)
Services	663.2	643.1	20.1	3.1	1,346.0	1,268.1	77.9	6.1
Electricity	387.1	386.8	0.3	0.1	781.4	782.6	(1.2)	(0.2)
General expenses	413.5	395.6	17.9	4.5	1,018.5	710.4	308.1	43.4
Agreement with AAPS	-	-	-	-	162.4	-	162.4	-
Share of the municipal government in the collection (São Paulo)	186.6	166.0	20.6	12.4	356.7	315.6	41.1	13.0
Share of the municipal government in the collection (other municipalities)	67.1	41.0	26.1	63.7	142.1	77.9	64.2	82.4
Other general expenses	159.8	188.6	(28.8)	(15.3)	357.3	316.9	40.4	12.7
Tax expenses	19.3	19.3	-	-	39.7	41.1	(1.4)	(3.4)
Depreciation and amortization	789.4	670.9	118.5	17.7	1,563.2	1,327.9	235.3	17.7
Allowance for doubtful accounts	71.6	217.4	(145.8)	(67.1)	262.2	380.2	(118.0)	(31.0)
Costs, administrative & selling expenses	3,302.4	3,909.4	(607.0)	(15.5)	6,909.8	7,083.2	(173.4)	(2.4)
% of net revenue (excluding construction revenue)	60.3	79.9			64.6	75.3
% of net revenue (excluding construction revenue, IDP, and AAPS)	60.3	69.1			63.1	69.6

Earnings Results 2Q24

SALARIES, PAYROLL CHARGES AND BENEFITS, AND PENSION PLAN OBLIGATIONS

The R$ 598.7 million decrease (-44.4%) reported in 2Q24 was mainly due to the non-recurring provision recognized for employees who joined the Incentivized Dismissal Program (IDP) in 2Q23, of R$ 529.6 million. The average number of employees fell by 14.7%, mainly as a result of this program.

The aforementioned decrease was partially offset by the 2.0% application in February 2024 referring to the Career and Salary Plan, and the 2.77% salary adjustment in May 2024.

In 1H24, the decrease was R$ 634.5 million (-30.3%), as a result of the aforementioned factors.

TREATMENT SUPPLIES

Treatment supplies fell by R$ 14.2 million (-10.3%) in 2Q24 compared to 2Q23.

The decrease was mainly due to:

•	Strategies implemented for the replacement and combined use of chemicals; and
•	Optimization of water source usage, resulting in reduced use of algaecides, coagulants, and disinfectants. The Company manages the use of chemicals and the advancement or retreat of the Production Systems by using systems that provide the best cost-effectiveness.

In 1H24, the decrease came to R$ 37.8 million (-12.5%).

SERVICES

Service expenses totaled R$ 663.2 million, an increase of R$ 20.1 million (+3.1%) over the R$ 643.1 million recorded in 2Q23. The main increases were:

•	R$ 12.4 million with advertising and marketing expenses; and
•	R$ 6.2 million with the hiring of outsourced labor.

In 1H24, the decrease was R$ 77.9 million (-6.1%), mainly due to:

•	R$ 47.7 million for the maintenance of water and sewage networks, connections, and systems;
•	R$ 12.6 million with customer services; and
•	R$ 7.6 million with environmental compensation services.

ELECTRICITY

Electricity expenses totaled R$ 387.1 million in 2Q24, an increase of R$ 0.3 million (+0.1%) over the R$ 386.8 million recorded in 2Q23. Of the total, the Free Market Tariffs (ACL) accounted for 51.9% of total expenses in 2Q24 (54.3% in 2Q23) while the Regulated Market Tariffs (ACR) accounted for 48.1% (45.7% in 2Q23).

The main factors that contributed to this variation were:

•	An average decrease of 0.7% in ACL prices (including Grid Market Tariffs - TUSD), with a 9.5% increase in consumption; and
•	An average increase of 8.0% in ACR tariffs, with no significant variation in consumption.

The R$ 1.2 million decrease (-0.2%) recorded in 1H24 was due to:

•	An average decrease of 2.7% in ACL prices (including Grid Market Tariffs - TUSD), with a 1.8% increase in consumption; and

Earnings Results 2Q24

•	An average increase of 8.3% in ACR tariffs, with no significant variation in consumption.

Consumption in Megawatt-hours in 2Q24 is distributed as follows: 66.1% in the the Free Market Tariffs (ACL) and 33.9% in the Regulated Market Tariffs (ACR), and in the same period of 2023, it represented 64.1% and 35.9%, respectively. The increase in contracting in the free market is in line with the strategy of optimizing the cost of electricity.

GENERAL EXPENSES

Increase of R$ 17.9 million (+4.5%), totaling R$ 413.5 million in 2Q24, compared to the R$ 395.6 million recorded in 2Q23, mainly from the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 46.7 million; partially offset by lower expenses with lawsuits, of R$ 26.7 million.

Expenses with municipal transfers totaled R$ 253.7 million in 2Q24, compared to the R$ R$ 207.0 million reported in 2Q23. Expenses with the use of water came to R$ 24.8 million in 2Q24, compared to the R$ 27.6 million recorded in 2Q23.

R$ million

MUNICIPAL TRANSFERS
Municipality	2Q24	2Q23	Var. (R$)%		Start
São Paulo	186.6	166.0	20.6	12.4	Jun/10
Guarulhos	9.4	-	9.4	-	Dec/23
Barueri	3.3	-	3.3	-	May/23
Diadema	2.9	-	2.9	-	Jul/23
Hortolândia	2.2	-	2.2	-	Feb/24
Other municipalities	49.3	41.0	8.3	20.2
Total	253.7	207.0	46.7	22.6

The R$ 308.1 million increase (+43.4%) in 1H24 was due to:

•	Provision of R$ 162.4 million in 1Q24, referring to the agreement with AAPS;
•	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 105.3 million; and
•	Increase of R$ 42.0 million in expenses with lawsuits.

Expenses with municipal transfers totaled R$ 498.8 million in 1H24, compared to the R$ R$ 393.5 million reported in 1H23. Expenses with the use of water came to R$ 49.8 million in 1H24, compared to the R$ 52.8 million recorded in 1H23.

DEPRECIATION AND AMORTIZATION

Increase of R$ 118.5 million (+17.7%) (R$ 235.3 million (+17.7%) in 1H24), due to the beginning of operations of intangible assets, totaling R$ 7.1 billion.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Decrease of R$145.8 million or 67.1%, from R$217.4 million in 2Q23 to R$71.6 million in 2Q24, as a result of another Feirão, structured collection actions, an increase in the volume of cuts and suppressions, and agreements with large consumers. The latter brought a non-recurring positive impact of R$76.5 million. The % PECLD/Sanitation Revenue closed the first half of 2024 at 2.3%, accumulated and excluding the non-recurring effect, it represented 2.9%, below the 3% presented in 2023.

The decrease came to R$ 118.0 million (-31.0%) in 1H24.

Earnings Results 2Q24

7.	Other net operating income (expenses)

Decrease of R$ 43.7 million, mainly due to the higher application of contractual fines charged from suppliers in 2Q23, of R$ 45.5 million.

In 1H24, the R$ 51.2 million decrease was mainly due to (i) the R$ 43.0 million reduction in contractual fines charged from suppliers; and (ii) revenue from the sale of unusable materials in 1H23, non-recurring, of R$ 6.1 million.

8.	Financial result

R$ million

	2Q24	2Q23	Var. (R$)%
Financial expenses, net of revenue	(379.5)	(219.4)	(160.1)	73.0
Monetary and exchange variations, net	(82.4)	205.4	(287.8)	(140.1)
Financial Result	(461.9)	(14.0)	(447.9)	3,199.3

Financial expenses, net of revenue

R$ million

	2Q24	2Q23	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(321.9)	(254.0)	(67.9)	26.7
Interest and charges on international borrowings and financing	(30.8)	(23.2)	(7.6)	32.8
Other financial expenses	(213.7)	(96.4)	(117.3)	121.7
Total financial expenses	(566.4)	(373.6)	(192.8)	51.6
Financial revenue	186.9	154.2	32.7	21.2
Financial expenses, net of revenue	(379.5)	(219.4)	(160.1)	73.0

The main impacts resulted from:

•	Increase of R$ 67.9 million in interest and charges on domestic borrowings and financing, mainly due to the 31st issue debentures and IFC 2023 fundraising;
•	Increase of R$ 7.6 million in interest and charges on international borrowings and financing, due to new IDB fundraising;
•	Increase of R$ 117.3 million in other financial expenses, mainly due to (i) an R$ 86.3 million increase in interest on Public-Private Partnership - PPP; and (ii) an R$ 15.3 million increase in interest on lawsuits; and
•	Increase of R$ 32.7 million in financial revenues, mainly due to higher revenue on financial investments in 2Q24, as a result of the higher cash balance.

Earnings Results 2Q24

Monetary and exchange variations, net

R$ million

	2Q24	2Q23	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(23.1)	(38.1)	15.0	(39.4)
Exchange variations on borrowings and financing	(216.1)	263.7	(479.8)	(181.9)
Gains/(Losses) with derivative financial instruments	91.6	-	91.6	-
Other monetary variations	(43.8)	(71.2)	27.4	(38.5)
Total monetary and exchange variations on liabilities	(191.4)	154.4	(345.8)	(224.0)
Monetary and exchange variations on assets	109.0	51.0	58.0	113.7
Monetary and exchange variations, net	(82.4)	205.4	(287.8)	(140.1)

The negative effect of net monetary and exchange variations in 2Q24 was R$ 287.8 million, especially due to:

•	A decrease of R$ 15.0 million in monetary variations on borrowings and financing, mainly because of (i) a decrease in IPCA (from 1.56% in 2Q23 to 1.0% in 2Q24); and (ii) higher capitalization of monetary variation on debentures in 2Q24, of R$ 5.5 million;
•	An increase of R$ 479.8 million in exchange variations on loans and financing, due to the appreciation of the U.S. dollar and the Yen in 2Q24 (11.3% and 4.7%, respectively), compared to the depreciation occurred in 2Q23 (-5.1% and -12.8%, respectively);
•	Gains with derivative financial instruments, of R$ 91.6 million;
•	A decrease of R$ 27.4 million in other monetary variations, mainly due to lower monetary variation on Public-Private Partnership (PPP) in 2Q24, of R$ 40.6 million, partially offset by higher monetary variation on transfers to municipalities, of R$ 7.4 million; and
•	An increase of R$ 58.0 million in monetary variations on assets, mainly due to higher monetary variation on agreements in 2Q24.

9.	Income tax and social contribution

In 2Q24, the increase was R$ 232.1 million (+74.1%), mainly due to:

•	An increase of R$ 594.9 million in net operating revenue; and
•	A decrease of R$ 607.0 million in costs and expenses.

The factors above were partially offset by the negative variation of R$ 447.9 million in the financial result.

Earnings Results 2Q24

10.	Indicators

a)	operational
Operational indicators*	2Q24	2Q23%
Water Connections[1]	10,336	10,242	0.9
Sewage Connections[1]	8,833	8,728	1.2
Population Directly Served - Water[2]	28.1	28.1	0.0
Population Directly Served - Sewage[2]	24.9	24.8	0.4
Number of Employees	10,158	12,221	(16.9)
Volume of water produced in the quarter[3]	770	734	4.9
Volume of water produced in the year[3]	1,542	1,467	5.1
IPM - Measured Water Loss (%)	29	30	(1.4)
IPDt (liters/connection x day)[3]	262	256	2.3

1. Active connections in thousand units at the end of the period.
2. In million inhabitants, at the end of the period. Does not include wholesale.
3. Millions of m3.
* Unaudited by external auditors

b)	Economic
Economic variables at the close of the quarter*	2Q24	2Q23
IPCA - Amplified Consumer Price Index[1]	1.00	1.56
INPC - National Consumer Price Index²	1.08	0.79
IPC - Consumer Price Index²	0.69	0.60
DI - Interbank Deposit³	10.51	13.65
U.S. dollar[4]	5.56	4.82
Japanese yen[4]	0.03	0.03

1. Accrued in the quarter ended “May/24 x May/23”
2. Accrued in the quarter (%)
3. Average quarterly rate (%)
..4. Ptax sale rate on the last day
* Unaudited by external auditors

Earnings Results 2Q24

11.	Borrowings and financing

R$ Thousand

DEBT PROFILE
INSTITUTION	2024	2025	2026	2027	2028	2029	2030 onwards	TOTAL	% of Total
Local currency
Caixa Econômica Federal	57,230	119,788	127,262	135,191	143,481	149,106	933,896	1,665,954	8
IDB	125,654	260,899	330,209	315,069	420,959	383,940	1,974,383	3,811,113	18
IFC	11,400	44,200	61,800	80,800	123,600	181,600	1,209,202	1,712,602	8
Debentures	362,440	1,319,166	1,219,530	1,395,509	668,031	1,303,628	3,231,065	9,499,369	44
BNDES	140,863	261,230	251,277	238,513	84,491	34,244	189,898	1,200,516	6
Other	284	568	142	-	-	-	-	994	0
Leases (concession agreements, program contracts, and contract asset)[1]	54,587	25,417	25,417	25,417	25,417	23,515	134,789	314,559	0
Leases (others)[2]	25,187	86,164	60,423	1,524	8,566	-	-	181,864	1
Interest and other charges	420,751	69,732	-	-	-	-	-	490,483	2
Total in local currency	1,198,396	2,187,164	2,076,060	2,192,023	1,474,545	2,076,033	7,673,233	18,877,454	87
Foreign currency
IDB	28,567	79,398	44,526	44,526	44,526	44,526	619,942	906,011	4
IBRD	16,898	33,796	33,796	33,796	33,796	49,070	420,928	622,080	3
JICA	74,145	148,290	148,290	148,290	148,290	148,182	527,697	1,343,184	6
Interest and other charges	28,079	-	-	-	-	-	-	28,079	0
Total in foreign currency	147,689	261,484	226,612	226,612	226,612	241,778	1,568,567	2,899,354	13
Total	1,346,085	2,448,648	2,302,672	2,418,635	1,701,157	2,317,811	9,241,800	21,776,808	100

1. Refers to work contracts signed as Assets Lease;

2. Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 2Q24:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt1 / Adjusted EBITDA	Equal to or lower than 1.30

1. “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 2Q24 and 2Q23, the Company met the requirements of its borrowings and financing agreements.

Earnings Results 2Q24

12.	Investments

Investments totaled R$ 1,296.6 million in 2Q24, while cash disbursed for investments, including from previous periods, totaled R$ 1,151.4 million.

The table below shows investments broken down by water and sewage:

R$ million

	Water	Sewage	Total
Investments	549.2	747.4	1,296.6

In relation to 1H24, the investment made was R$2,717.0 million, of which R$1,217.6 million in water and R$1,499.4 million in sewage. The accumulated cash disbursement related to the investments made, including from previous periods, was R$1,738.8 million.

13.	Public-Private Partnership - PPP

The chart below shows expenses with Public-Private Partnerships in 2Q24, compared to the figures reported in 2Q23:

R$ thousand

SÃO LOURENÇO PRODUCTION SYSTEM	2Q24	2Q23	Var. (R$)%
General Supplies	4,975.6	4,864.6	111.0	2.3
Services	10,498.8	10,264.5	234.3	2.3
General Expenses	1,374.9	1,344.2	30.7	2.3
Amortization	41,682.10	42,474.50	-792.4	-1.9
Financial Expenses	119,253.2	81,915.8	37,337.4	45.6
Total	177,784.60	140,863.60	36,921.00	26.2
ALTO TIETÊ PRODUCTION SYSTEM	2Q24	2Q23	Var. (R$)%
Services	-	18,568.1	(18,568.1)	(100.0)
Amortization	4,065.8	4,078.3	(12.5)	(0.3)
Financial Expenses	-	5,425.1	(5,425.1)	(100.0)
Total	4,065.8	28,071.5	(24,005.7)	(85.5)
Total expenses with PPP	181,850.40	168,935.10	12,915.30	7.6

Earnings Results 2Q24

Holding - Income Statement

Income Statement (R$ Thousand)

	2Q24	2Q23
Water Revenue	3,142,900	2,749,015
Sewage Revenue	2,752,827	2,417,527
TRCF	29,215	25,734
Gross Sanitation Services Revenue	5,924,942	5,192,276
Cofins Pasep e TRCF	(456,925)	(300,973)
Net Sanitation Services Revenue	5,468,017	4,891,303
Construction Revenue	1,271,834	1,263,234
Net Operating Income	6,739,851	6,154,537

Construction Cost	(1,243,240)	(1,234,832)
Salaries, charges and benefits and social security obligations	(748,238)	(1,347,435)
PDI/PDVI/PRC/TAC	-	(529,641)
Salaries and other personnel costs	(748,238)	(817,794)
General materials	(84,875)	(90,365)
Treatment materials	(124,069)	(138,538)
Services	(662,266)	(643,146)
Electrical energy	(385,589)	(386,773)
General expenses	(413,324)	(395,588)
Municipal participation in the collection	(253,468)	(206,959)
São Paulo	(186,569)	(166,018)
Other municipalities	(66,899)	(40,941)
Water Use	(24,844)	(27,645)
Other overhead expenses	(135,012)	(160,984)
Tax expenses	(19,281)	(19,315)
Depreciation and amortization	(788,206)	(670,772)
Estimated losses with doubtful debts	(71,645)	(217,426)
Costs, administrative and commercial expenses	(4,540,733)	(5,144,190)

Other Operating Income	14,179	58,609
Other Operating Expenses	(7,370)	(8,122)
Equity Income Result	1,296	10,047

Result Before Financial Result and Taxes	2,207,223	1,070,881

Financial Result	(453,686)	(14,047)
Financial expenses	(686,815)	(482,929)
Financial income	298,259	204,401
Exchange gain (loss), net	(65,130)	264,481

Result Before Taxes on Profit	1,753,537	1,056,834

Earnings Results 2Q24

Income Tax and Social Contribution on Profit	(544,072)	(313,091)
Current	(559,538)	(402,699)
Deferred	15,466	89,608

Net Income for the period	1,209,465	743,743

Earnings Results 2Q24

Holding - Balance Sheet

Balance Sheet (R$ Thousand)

ASSETS	2Q24	2Q23
Current assets
Cash and cash equivalents	2,809,311	1,327,173
Financial investments	2,339,543	929,178
Trade receivables	3,665,788	3,300,714
Related parties and transactions	245,208	219,803
Inventories	115,869	120,614
Restricted cash	50,638	37,873
Currrent recoverable taxes	306,398	244,820
Derivative financial instruments	93,864	-
Other assets	134,529	82,032
Total current assets	9,761,148	6,262,207

Noncurrent assets
Trade receivables	307,661	216,758
Related parties and transactions	925,211	951,059
Escrow deposits	143,063	195,530
Deferred income tax and social contribution	130,751	-
National Water and Basic Sanitation Agency - ANA	1,908	5,138
Other assets	224,117	176,429
Equity investments	192,726	154,907
Investment properties	46,654	46,702
Contract assets	7,742,774	8,674,300
Intangible assets	44,631,595	40,399,382
Property, plant and equipment	498,436	371,209
Total noncurrent assets	54,844,896	51,191,414

TOTAL ASSETS	64,606,044	57,453,621

LIABILITIES AND EQUITY

Current liabilities
Trade payables	499,630	256,679
Borrowings and financing	2,419,440	2,578,954
Accrued payroll and related charges	581,128	900,340
Taxes and contributions	409,889	232,698
Dividends and interest on capital payable	874	709
Provisions	1,122,553	1,019,086
Services payable	847,120	588,456

Earnings Results 2Q24

Public-Private Partnership – PPP	439,289	207,467
Program Contract Commitments	19,519	61,381
Other liabilities	745,342	604,203
Total current liabilities	7,084,784	6,449,973

Noncurrent liabilities
Borrowings and financing	19,357,368	16,126,235
Deferred income tax and social contribution	-	101,914
Deferred Cofins and Pasep	176,353	162,591
Provisions	805,253	649,245
Pension obligations	2,119,211	2,135,644
Public-Private Partnership – PPP	2,786,976	2,616,942
Program Contract Commitments	12,306	12,566
Other liabilities	466,704	450,950
Total noncurrent liabilities	25,724,171	22,256,087

Total liabilities	32,808,955	28,706,060

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	14,617,966	12,078,963
Other comprehensive income	146,362	177,643
Retained earnings	2,032,761	1,490,955
Total equity	31,797,089	28,747,561

TOTAL EQUITY AND LIABILITIES	64,606,044	57,453,621

Earnings Results 2Q24

Holding - Cash Flow

Cash Flow (R$ Thousand)

	Jan-Jun 2024	Jan-Jun 2023

Profit before income tax and social contribution	3,076,420	2,189,778

Adjustment for Net income reconciliation:
Provision and inflation adjustment	208,048	196,776
Financial charges from customers	(228,916)	(196,290)
Residual value of property, plant and equipment and intangible assets written-off	2,618	5,304
Depreciation and amortization	1,560,758	1,327,916
Interest calculated on loans and financing payable	743,263	616,940
Inflation adjustment and foreign exchange gains (losses) on loans and financing	286,855	(238,972)
Derivative financial instruments	(91,617)	-
Interest and inflation adjustment losses	8,789	11,586
Interest and inflation adjustment gains	(131,699)	(123,034)
Allowance for doubtful accounts	262,163	380,231
Provision for Consent Decree (TAC) and Separation Incentive Program (PDI)	(246,077)	529,245
Equity result	(10,133)	(16,381)
Interest and Monetary Update (Public-Private Partnership)	281,925	245,427
Other adjustments	9,551	13,816
Provision from São Paulo agreement	194,597	159,970
Margin on intangible assets arising from concession	(58,641)	(54,921)
Pension obligations	97,760	103,842
	5,965,664	5,151,233
Changes in assets
Trade accounts receivable	(140,981)	(407,986)
Accounts receivable from related parties	41,754	4,834
Inventories	(29,916)	3,633
Recoverable taxes	188,247	(1,914)
Other assets	(69,406)	(36,865)
Escrow deposits	31,977	(17,109)
Changes in liabilities
Trade payables and contractors	(427,320)	(411,979)
Accrued payroll and related charges	(2,985)	1,847
Pension obligations	(121,420)	(118,389)
Taxes and contributions payable	(158,644)	(240,857)
Services payable	(96,703)	(294,756)
Other liabilities	(40,225)	(473,658)
Provisions	(106,674)	(139,229)
Deferred Cofins/Pasep	12,256	2,868
Cash generated from operations	5,045,624	3,021,673

Earnings Results 2Q24

Interest paid	(862,183)	(902,553)
Income tax and contribution paid	(1,019,269)	(606,093)

Net cash generated from operating activities	3,164,172	1,513,027

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(1,699,943)	(1,505,652)
Purchases of tangible assets	(36,509)	(40,286)
Restricted cash	4,306	(399)
Financial investments	146,071	828,829
Investment	(16,430)	(6,304)
Net cash used in investing activities	(1,602,505)	(723,812)

Cash flow from financing activities
Loans and financing
Proceeds from loans	3,079,812	833,095
Repayments of loans	(1,394,065)	(917,982)
Payment of interest on shareholders' equity	(928,774)	(823,671)
Public-Private Partnership – PPP	(342,274)	(380,199)
Program Contract Commitments	(3,146)	(40,770)
Paid derivative financial instruments	(2,247)	-
Net cash used in financing activities	409,306	(1,329,527)

Increase/(decrease) in cash and cash equivalents	1,970,973	(540,312)

Cash and cash equivalents at beginning of the year	838,338	1,867,485
Cash and cash equivalents at end of the year	2,809,311	1,327,173
Increase/(decrease) in cash and cash equivalents	1,970,973	(540,312)

Earnings Results 2Q24

Consolidated - Income Statement

Income Statement (R$ Thousand)

	2Q24	2Q23
Water Revenue	3,146,970	2,749,015
Sewage Revenue	2,756,745	2,417,527
TRCF	29,235	25,734
Gross Sanitation Services Revenue	5,932,950	5,192,276
Cofins Pasep e TRCF	(457,305)	(300,973)
Net Sanitation Services Revenue	5,475,645	4,891,303
Construction Revenue	1,273,848	1,263,234
Net Operating Income	6,749,493	6,154,537

Construction Cost	(1,245,209)	(1,234,832)
Salaries, charges and benefits and social security obligations	(748,724)	(1,347,435)
PDI/PDVI/PRC/TAC	-	(529,641)
Salaries and other personnel costs	(748,724)	(817,794)
General materials	(85,274)	(90,365)
Treatment materials	(124,260)	(138,538)
Services	(663,182)	(643,146)
Electrical energy	(387,058)	(386,773)
General expenses	(413,523)	(395,588)
Municipal participation in the collection	(253,660)	(206,959)
São Paulo	(186,569)	(166,018)
Other municipalities	(67,091)	(40,941)
Water Use	(24,844)	(27,645)
Other overhead expenses	(135,019)	(160,984)
Tax expenses	(19,295)	(19,315)
Depreciation and amortization	(789,439)	(670,772)
Estimated losses with doubtful debts	(71,645)	(217,426)
Costs, administrative and commercial expenses	(4,547,609)	(5,144,190)

Other Operating Income	14,179	58,609
Other Operating Expenses	(7,370)	(8,122)
Equity Income Result	7,915	10,047

Result Before Financial Result and Taxes	2,216,608	1,070,881

Financial Result	(461,943)	(14,047)
Financial expenses	(692,737)	(482,929)
Financial income	295,924	204,401
Exchange gain (loss), net	(65,130)	264,481

Result Before Taxes on Profit	1,754,665	1,056,834

Earnings Results 2Q24

Income Tax and Social Contribution on Profit	(545,200)	(313,091)
Current	(560,666)	(402,699)
Deferred	15,466	89,608

Net Income for the period	1,209,465	743,743

Earnings Results 2Q24

Consolidated - Balance Sheet

Balance Sheet (R$ Thousand)

ASSETS	2Q24	2Q23
Current assets
Cash and cash equivalents	2,809,432	1,327,173
Financial investments	2,344,093	929,178
Trade receivables	3,671,287	3,300,714
Related parties and transactions	245,248	219,803
Inventories	116,088	120,614
Restricted cash	50,638	37,873
Currrent recoverable taxes	306,423	244,820
Derivative financial instruments	93,864	-
Other assets	133,210	82,032
Total current assets	9,770,283	6,262,207

Noncurrent assets
Trade receivables	307,661	216,758
Related parties and transactions	925,211	951,059
Escrow deposits	143,063	195,530
Deferred income tax and social contribution	130,751	-
National Water and Basic Sanitation Agency - ANA	1,908	5,138
Other assets	140,595	176,429
Equity investments	192,726	154,907
Investment properties	46,654	46,702
Contract assets	7,745,138	8,674,300
Intangible assets	44,776,717	40,399,382
Property, plant and equipment	498,436	371,209
Total noncurrent assets	54,908,860	51,191,414

TOTAL ASSETS	64,679,143	57,453,621

LIABILITIES AND EQUITY

Current liabilities
Trade payables	497,820	256,679
Borrowings and financing	2,419,440	2,578,954
Accrued payroll and related charges	581,128	900,340
Taxes and contributions	411,159	232,698
Dividends and interest on capital payable	874	709
Provisions	1,122,553	1,019,086
Services payable	850,609	588,456

Earnings Results 2Q24

Public-Private Partnership – PPP	439,289	207,467
Program Contract Commitments	19,519	61,381
Other liabilities	825,231	604,203
Total current liabilities	7,167,622	6,449,973

Noncurrent liabilities
Borrowings and financing	19,357,368	16,126,235
Deferred income tax and social contribution	-	101,914
Deferred Cofins and Pasep	176,353	162,591
Provisions	805,253	649,245
Pension obligations	2,119,211	2,135,644
Public-Private Partnership – PPP	2,786,976	2,616,942
Program Contract Commitments	12,306	12,566
Other liabilities	456,965	450,950
Total noncurrent liabilities	25,714,432	22,256,087

Total liabilities	32,882,054	28,706,060

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	14,617,966	12,078,963
Other comprehensive income	146,362	177,643
Retained earnings	2,032,761	1,490,955
Total equity	31,797,089	28,747,561

TOTAL EQUITY AND LIABILITIES	64,679,143	57,453,621

Earnings Results 2Q24

Consolidated - Cash Flow

Cash Flow (R$ Thousand)

	Jan-Jun 2024	Jan-Jun 2023

Profit before income tax and social contribution	3,078,526	2,189,778

Adjustment for Net income reconciliation:
Provision and inflation adjustment	208,048	196,776
Financial charges from customers	(228,916)	(196,290)
Residual value of property, plant and equipment and intangible assets written-off	2,618	5,304
Depreciation and amortization	1,563,225	1,327,916
Interest calculated on loans and financing payable	743,263	616,940
Inflation adjustment and foreign exchange gains (losses) on loans and financing	286,855	(238,972)
Derivative financial instruments	(91,617)
Interest and inflation adjustment losses	8,789	11,586
Interest and inflation adjustment gains	(131,832)	(123,034)
Allowance for doubtful accounts	262,163	380,231
Provision for Consent Decree (TAC) and Separation Incentive Program (PDI)	(246,077)	529,245
Equity result	(16,807)	(16,381)
Interest and Monetary Update (Public-Private Partnership)	281,925	245,427
Other adjustments	9,551	13,816
Provision from São Paulo agreement	194,597	159,970
Margin on intangible assets arising from concession	(58,694)	(54,921)
Pension obligations	97,760	103,842
	5,963,377	5,151,233
Changes in assets
Trade accounts receivable	(143,148)	(407,986)
Accounts receivable from related parties	41,714	4,834
Inventories	(30,080)	3,633
Recoverable taxes	188,224	(1,914)
Other assets	(63,425)	(36,865)
Escrow deposits	31,977	(17,109)
Changes in liabilities
Trade payables and contractors	(429,281)	(411,979)
Accrued payroll and related charges	(2,985)	1,847
Pension obligations	(121,420)	(118,389)
Taxes and contributions payable	(158,635)	(240,857)
Services payable	(94,720)	(294,756)
Other liabilities	(34,335)	(473,658)
Provisions	(106,674)	(139,229)
Deferred Cofins/Pasep	12,256	2,868
Cash generated from operations	5,052,845	3,021,673

Earnings Results 2Q24

Interest paid	(862,183)	(902,553)
Income tax and contribution paid	(1,020,618)	(606,093)

Net cash generated from operating activities	3,170,044	1,513,027

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(1,702,254)	(1,505,652)
Purchases of tangible assets	(36,509)	(40,286)
Restricted cash	4,306	(399)
Financial investments	142,485	828,829
Investment	(16,430)	(6,304)
Net cash used in investing activities	(1,608,402)	(723,812)

Cash flow from financing activities
Loans and financing
Proceeds from loans	3,079,812	833,095
Repayments of loans	(1,394,065)	(917,982)
Public-Private Partnership – PPP	(928,774)	(823,671)
Program Contract Commitments	(342,274)	(380,199)
Paid derivative financial instruments	(3,146)	(40,770)
Loans and financing	(2,247)	-
Net cash used in financing activities	409,306	(1,329,527)

Increase/(decrease) in cash and cash equivalents	1,970,948	(540,312)

Cash and cash equivalents at beginning of the year	838,484	1,867,485
Cash and cash equivalents at end of the year	2,809,432	1,327,173
Increase/(decrease) in cash and cash equivalents	1,970,948	(540,312)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 9, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.